UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________________________________

SCHEDULE 13D/A
(Amendment No. 9)
Under the Securities Exchange Act of 1934

JARDEN CORPORATION
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

471109 10 8

(CUSIP Number)

Scott A. Arenare, Esq.
Managing Director and General Counsel
Warburg Pincus LLC
466 Lexington Avenue
New York, New York 10017
(212) 878-0600
__________________________________________

(Name, Address and Telephone Number of Person
Authorized to Receive Notices of Communication)
__________________________________________

With a copy to:

Andrew R. Brownstein, Esq.
David M. Silk, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
(212) 403-1000

April 16, 2008
(Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box.   ☐

CUSIP No. (471109 10 8)		SCHEDULE 13D	(Page 2 of 10 Pages)

1	NAME OF REPORTING PERSON
Warburg Pincus Private Equity VIII, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
I.R.S. Identification No. 13-4161869
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		3,256,378 (see Items 4 and 5)
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON WITH	10	SHARED DISPOSITIVE POWER
6,128,297 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,128,297 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.0% (see Item 5)
14	TYPE OF REPORTING PERSON*
PN

CUSIP No. (471109 10 8)		SCHEDULE 13D	(Page 3 of 10 Pages)

1	NAME OF REPORTING PERSON
Warburg Pincus Partners LLC
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
I.R.S. Identification No. 13-4069737
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York
NUMBER OF	7	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		3,256,378 (see Items 4 and 5)
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON WITH	10	SHARED DISPOSITIVE POWER
6,128,297 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,128,297 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.0% (see Item 5)
14	TYPE OF REPORTING PERSON*
OO

CUSIP No. (471109 10 8)		SCHEDULE 13D	(Page 4 of 10 Pages)

1	NAME OF REPORTING PERSON
Warburg Pincus & Co.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
I.R.S. Identification No. 13-6358475
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York
NUMBER OF	7	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		3,256,378 (see Items 4 and 5)
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON WITH	10	SHARED DISPOSITIVE POWER
6,128,297 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,128,297 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.0% (see Item 5)
14	TYPE OF REPORTING PERSON
PN

CUSIP No. (471109 10 8)		SCHEDULE 13D	(Page 5 of 10 Pages)

1	NAME OF REPORTING PERSON
Warburg Pincus LLC
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
I.R.S. Identification No. 13-3536050
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York
NUMBER OF	7	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		3,256,378 (see Items 4 and 5)
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON WITH	10	SHARED DISPOSITIVE POWER
6,128,297 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,128,297 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES (see instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.0% (see Item 5)
14	TYPE OF REPORTING PERSON*
OO

     This Amendment No. 9 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D, as previously amended (the “Schedule 13D”), of Warburg Pincus Private Equity VIII, L.P., a Delaware limited partnership (“WP VIII”), Warburg Pincus Partners LLC, a New York limited liability company (“WPP LLC”), Warburg Pincus & Co., a New York general partnership (“WP”), and Warburg Pincus LLC, a New York limited liability company (“WP LLC” and, together with WP VIII, WPP LLC and WP, the “Reporting Entities”). The holdings of the Reporting Entities indicated in this Schedule 13D include the holdings of Warburg Pincus Netherlands Private Equity VIII C.V., I (“WPNPE VIII I”) and WP-WPVIII Investors, L.P. (“WP-WPVIII”, and together with WP VIII and WPNPE VIII I, the “Investors”). WP, WPP LLC, WP LLC and the Investors are referred to in this Amendment as the “Group Members.” This Schedule 13D relates to the common shares, par value $0.01, of Jarden Corporation, a Delaware corporation (the “Company”).

     The Group Members are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

     Unless set forth below, all previous items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D and any amendments thereto.

ITEM 4.     PURPOSE OF THE TRANSACTION.

       Item 4 is hereby amended and supplemented by adding the following thereto:

     “On April 16, 2008, WP VIII and certain of its affiliates and the Company entered into a letter agreement (the “Letter Agreement”), pursuant to which WP VIII and certain of its affiliates irrevocably waived certain rights under the Purchase Agreement, including (1) the right to access the Company’s books, records, properties and personnel and similar information, (2) the right to designate a person to be recommended by the Company’s Governance and Nominating Committees (or any other committee exercising a similar function) and by the Company’s Board of Directors to serve as a director of the Company and to designate any replacement for such director, (3) the right to have a board observer and (4) the right to consent to the appointment of a new Company Chief Executive Officer, Chief Financial Officer or other person performing the duties of those positions.

     The foregoing summary of the Letter Agreement is qualified in its entirety by reference to the Letter Agreement, a copy of which is set forth as Exhibit 10 and is incorporated herein by reference.”

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

       Item 5(a) is hereby amended and restated in its entirety as follows:

     “(a) Due to their respective relationships with each other, as of April 17, 2008, the Group Members may be deemed to beneficially own, in the aggregate, 6,128,297 shares of Common Stock of the Company, representing approximately 8.0% of the outstanding shares of Common Stock, based on 76,818,865 shares of Common Stock outstanding as of February 15, 2008 (as provided by the Company in its Form 10-K for the fiscal year ended December 31, 2007). The Group Members are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act.”

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

      Item 7 is hereby amended and supplemented by adding the following thereto:

      “10.     Letter Agreement, dated as of April 16, 2008, between Warburg Pincus Private Equity VIII, L.P., Warburg Pincus Netherlands Private Equity VIII C.V. I, WP-WPVIII Investors, L.P. and Jarden Corporation”

SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 17, 2008

WARBURG PINCUS PRIVATE EQUITY VIII, L.P.

By:	Warburg Pincus Partners LLC,
its General Partner

By:	Warburg Pincus & Co.,
its Managing Member

By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS PARTNERS LLC

By:	Warburg Pincus & Co.,
its Managing Member

By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS & CO.

By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS LLC

By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Managing Director

INDEX OF EXHIBITS

1.	Joint Filing Agreement, dated as of June 14, 2005, by and among Warburg
Pincus Private Equity VIII, L.P.; Warburg Pincus & Co.; and Warburg Pincus
LLC (filed previously)

2.	Purchase Agreement, dated as of September 19, 2004, by and between Jarden
Corporation and Warburg Pincus Private Equity VIII, L.P. (incorporated in this
Schedule 13D by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by Jarden Corporation on September 23, 2004)

3.	Form of Certificate of Designations, Preferences and Rights of Series B
Convertible Participating Preferred Stock of Jarden Corporation. (incorporated in this Schedule 13D by reference to Exhibit 10.3 of the Current Report on Form
8-K filed by Jarden Corporation on September 23, 2004)

4.	Form of Certificate of Designations, Preferences and Rights of Series C
Mandatory Convertible Participating Preferred Stock of Jarden Corporation.
(incorporated in this Schedule 13D by reference to Exhibit 10.4 of the Current
Report on Form 8-K filed by Jarden Corporation on September 23, 2004)

5.	Assignment and Joinder Agreement, dated October 8, 2004, by and among
Jarden Corporation, Catterton Partners V, L.P., Catterton Partners V Offshore,
L.P., Catterton Coinvest I, L.L.C., Warburg Pincus Netherlands Private Equity
VIII C.V. I, Warburg Pincus Netherlands Private Equity VIII C.V. II, Warburg
Pincus Germany Private Equity VIII KG and Warburg Pincus Private Equity
VIII, L.P. (filed previously)

6.	Escrow Agreement, dated as of October 8, 2004, by and among Jarden
Corporation, Warburg Pincus Private Equity VIII, L.P. and National City Bank, a
national banking association, as escrow agent. (filed previously)

7.	Voting Trust Agreement, dated as of June 8, 2006, by and among Warburg
Pincus Private Equity VIII, L.P., Warburg Pincus Netherlands Private Equity
VIII C.V. I, Warburg Pincus Germany Private Equity VIII, K.G. and Martin E.
Franklin. (filed previously)

8.	Underwriting Agreement, dated as of November 8, 2006, by and among Lehman
Brothers Inc., Citigroup Global Markets Inc., Goldman, Sachs & Co., the
Company, Warburg Pincus Private Equity VIII, L.P., Warburg Pincus
Netherlands Private Equity VIII C.V. I, Warburg Pincus Germany Private Equity
VIII, K.G. and the other selling stockholders named therein (incorporated in this
Schedule 13D by reference to Exhibit 1.1 of the Current Report on Form 8-K filed by Jarden Corporation on November 14, 2006)

9.	Press Release dated September 21, 2007 (incorporated in this Schedule 13D by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by Jarden
Corporation on September 21, 2007)

10.	Letter Agreement, dated as of April 16, 2008, between Warburg Pincus
Private Equity VIII, L.P., Warburg Pincus Netherlands Private Equity VIII C.V.
I, WP-WPVIII Investors, L.P. and Jarden Corporation